SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ______________
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)
                                 ______________
                            TELE CENTRO OESTE CELULAR
                               PARTICIPACOES S.A.
                            (Name of Subject Company)
                                 ______________
                                 TELESP CELULAR
                               PARTICIPACOES S.A.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                        Common Shares, without Par Value

                         (Title of Class of Securities)

                      (CUSIP Number of Class of Securities)
                                 ______________
                                Andrew B. Janszky
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                                 ______________


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                   Amount of Filing Fee**
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        $251,766,258.60                             $20,367.89
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying (a) R$16.58, the per 1,000 shares tender offer price, by (b) 43,385,534.827 currently outstanding lots of 1,000 Common Shares sought in the Offer and by (c) the conversion rate of one Brazilian real to 0.35 U.S. dollars.
**   Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $20,367.89       Filing Party:     Telesp Celular Participacoes S.A.
         Form or Registration No.:   Schedule TO     Date Filed:        October 9, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  This Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Telesp Celular Participacoes S.A., a Brazilian corporation ("Purchaser"), on October 9, 2003, relating to the offer by Purchaser to purchase any and all outstanding Common Shares, without par value (the "Shares"), of Tele Centro Oeste Celular Participacoes S.A., a Brazilian corporation (the "Company"), at a purchase price of R$16.58 per 1,000 Shares, net to the seller in cash, subject to a final adjustment based upon the terms set forth in the Offer to Purchase dated October 9, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1) to the Schedule TO.

Item 1.           Summary Term Sheet.

         Item 1 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the third question and answer under "Summary Term Sheet" in the Offer to Purchase as follows:

           HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

         o We are offering to pay R$16.58 per 1,000 Common Shares, before the stock exchange fee described herein and any applicable brokerage fees or commissions, subject to applicable withholding taxes and to an adjustment based upon changes to the US$/R$ exchange rate and to interest rates, upon the terms contained in this Offer to Purchase. The purchase price will be equal to approximately 80% of the price paid per Common Share to the previous controlling shareholders of the Company. See Section 10. If you own your Common Shares through a broker or other nominee and your broker tenders your Common Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction," Section 1 and Section 5.

Item 4.           Terms of the Transaction.

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended by adding the following sentence to the end of the first sentence in the fourth full paragraph under "Terms of the Offer; Expiration Date." in the Offer to Purchase:

               "In addition, Purchaser may be required to extend the Offer in the event of material changes other than those identified in Rule 14e-1(b) under the Exchange Act."

  Item 10.        Financial Statements.

         Item 10 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

               Financial Statements

               The rules of the SEC allow the Purchaser to "incorporate by reference" information into this document, which means that the Purchaser can disclose important information to you by referring you to another document filed separately with the SEC. Information that the Purchaser subsequently files with the Securities and Exchange Commission will automatically update and supersede this information. The Purchaser incorporates by reference the documents listed below and any future filings made with the Securities and Exchange Commission under
               Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934:

               o Audited consolidated financial statements of the Purchaser for the years ended December 31, 2001 and 2002, beginning on page F-1 of the Purchaser's Annual Report on Form 20-F/A for the year ended December 31, 2002, filed with the Securities and Exchange Commission on June 24, 2003;

               o The results of operations of the Purchaser for the third fiscal quarter of 2003 contained in Tables 1, 2 and 3 of the Purchaser's Report on Form 6-K furnished to the Securities and Exchange Commission on October 28, 2003;

               o Quarterly financial information of the Purchaser for the three months ended June 30, 2003 contained in the Report on Form 6-K of the Purchaser furnished to the Securities and Exchange Commission on August 4, 2003;

               o Quarterly financial information of the Purchaser for the three months ended March 31, 2003 contained under the caption "Financial Statements" in the Report on Form 6-K of the Purchaser furnished to the Securities and Exchange Commission on May 19, 2003;

               o Audited consolidated financial statements of the Company for the years ended December 31, 2001 and 2002 beginning on page F-1 of the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on June 30, 2003;

               o Quarterly financial information of the Company for the three months ended June 30, 2003 contained under the caption "Financial Statements" in the Report on Form 6-K of the Company furnished to the Securities and Exchange Commission on August 12, 2003;

               o Quarterly financial information of the Company for the three months ended March 31, 2003 contained under the caption "Financial Statements" in the Report on Form 6-K of the Company furnished to the Securities and Exchange Commission on May 16, 2003; and

               o The results of operations of the Company for the third fiscal quarter of 2003 contained in Tables 1 and 2 of the Company's Report on Form 6-K furnished to the Securities and Exchange Commission on October 28, 2003

               Summary of Selected Condensed Pro Forma Financial Data. The following unaudited pro forma combined financial data gives pro forma effect to the Purchaser's acquisition of control of Global Telecom S.A. in December 2002 and its acquisition of the control of the Company in April 2003. The unaudited pro forma combined financial data for the year ended December 31, 2002 and six months ended June 30, 2003 give effect to the acquisitions described above as if they had occurred on January 1, 2002.

               The unaudited pro forma combined financial data were prepared for illustrative purposes only. This information does not purport to represent what the actual results of operations or financial position of the Purchaser would have been if the acquisitions had actually occurred on the dates assumed and does not necessarily indicate what the Purchaser's future operating results or combined financial position will be.

                                       At and for the year ended December 31,   At and for the six months ended June 30,
                                       --------------------------------------   ----------------------------------------
                                               2002               2002               2003                2003
                                       ------------------  ------------------   ---------------  -----------------------
                                           (R$ million)     (U.S.$ million)      (R$ million)      (U.S.$ millions)
                                                                        (unaudited)
               Income Statement Data:
              Brazilian corporate law
              Net operating revenue               5,438.6            1,539.2             3,089.5            1,075.7
    Cost of services and goods sold              (2,794.3)            (790.8)           (1,523.6)            (530.5)

                       Gross profit               2,644.3              748.4             1,565.9              545.2
                Operating expenses:
                   Selling expenses                (957.6)            (271.0)             (652.6)            (227.2)
General and administrative expenses                (476.0)            (134.7)             (316.4)            (110.2)
       Other net operating expenses                (230.2)             (65.2)              (10.3)              (3.6)

  Operating income before equity in
           losses of unconsolidated
       subsidiary and net financial
                           expenses                 980.5              277.5               586.6              204.2
 Equity in losses of unconsolidated
                         subsidiary                    --                 --
             Net financial expenses              (1,850.2)            (523.6)             (691.4)            (240.7)

                     Operating loss                (869.7)            (246.1)             (104.8)             (36.5)
         Net non-operating expenses                  (8.0)              (2.3)              (11.2)              (3.9)
                                                    -----              -----
 Loss before income taxes, minority
   interests and extraordinary item                (877.7)            (248.4)             (116.0)             (40.4)
                       Income taxes                (154.1)             (43.6)             (181.8)             (63.3)
                 Minority interests                (268.2)             (75.9)             (234.1)             (81.5)
   Extraordinary item, net of taxes                (421.4)            (119.3)                 --

                           Net loss              (1,721.4)            (487.2)             (531.9)            (185.2)

          Net loss per 1,000 shares                 (1.47)             (0.42)              (0.45)             (0.16)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2003

                                       TELESP CELULAR PARTICIPACOES S.A.


                                       By:    /s/ Francisco Jose Azevedo Padinha
                                           -------------------------------------
                                           Name:  Francisco Jose Azevedo Padinha
                                           Title: Chief Executive Officer


                                        By:   /s/ Fernando Abella Garcia
                                           -------------------------------------
                                           Name:  Fernando Abella Garcia
                                           Title: Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit
No.

*(a)(1)    Offer to Purchase dated October 9, 2003.

(g)        None.

(h)        None.

--------------------
* Previously filed.

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